# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Inc., CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 08/12/2026
Amends the filing with accession number 0001193125-26-046658
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,080,119; sole dispositive power 0; shared dispositive power 2,080,119; aggregate amount beneficially owned 2,080,119 (4.9% of the class)
- SR One Capital Fund II Aggregator, LP (CIK 0001966610): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,403,959; sole dispositive power 0; shared dispositive power 1,403,959; aggregate amount beneficially owned 1,403,959 (3.4% of the class)
- SR One Capital Partners II, LP (CIK 0001966609): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,403,959; sole dispositive power 0; shared dispositive power 1,403,959; aggregate amount beneficially owned 1,403,959 (3.4% of the class)
- AMZL, LP (CIK 0001971694): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 676,160; sole dispositive power 0; shared dispositive power 676,160; aggregate amount beneficially owned 676,160 (1.6% of the class)
- SR One Capital SMA Partners, LP (CIK 0002039882): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 676,160; sole dispositive power 0; shared dispositive power 676,160; aggregate amount beneficially owned 676,160 (1.6% of the class)
- Simeon George (CIK 0001595117): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,080,119; sole dispositive power 0; shared dispositive power 2,080,119; aggregate amount beneficially owned 2,080,119 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Veradermics, Inc.
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 11, 2026 (the "Schedule 13D") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 1 have the meaning assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund II Aggregator, LP ("SR One Fund II Aggregator"); SR One Capital Partners II, LP ("SR One Partners II"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); and Simeon George, M.D. ("Dr. George").

SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. AMZL is directly controlled by its general partner, SMA Partners. SR One Partners II and SMA Partners are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund II Aggregator Shares and the AMZL Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund II Aggregator and AMZL are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SMA Partners is to act as the general partner of AMZL. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners II, SMA Partners and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund II Aggregator, SR One Partners II, AMZL, and SMA Partners are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 12, 2026, SR One Fund II Aggregator and AMZL sold an aggregate of 321,749 shares of the Common Stock of the Issuer in a privately negotiated transaction (the "Sale"). In the Sale, SR One Fund II Aggregator sold 217,162 shares of Common Stock and AMZL sold 104,587 shares of Common Stock, in each case at a price of $104.30 per share, for aggregate consideration of approximately $33,558,420. Following the Sale, SR One Fund II Aggregator now holds 1,403,959 shares of Common Stock (the "SR One Fund II Aggregator Shares"), and AMZL now holds 676,160 shares of Common Stock (the "AMZL Shares").

Collectively, the Funds now hold a total of 2,080,119 shares of Common Stock of the Issuer (the "Fund Shares").

Depending on market conditions and other factors, the Funds may dispose of additional shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Fund II Aggregator is the record owner of the SR One Fund II Aggregator Shares. As the general partner of SR One Fund II Aggregator, SR One Partners II may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the general partner of SR One Partners II, SR One Capital Management may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund II Aggregator Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 41,780,136 shares of Common Stock reported by the Issuer to be outstanding as of August 6, 2026 as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 12, 2026, each of the Reporting Persons has ceased to beneficially own 5% or more of the Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/14/2026)
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/14/2026)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/14/2026)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/14/2026)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/14/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (08/14/2026)
Comment: This Statement was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.